

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via US Mail:
Mr. James B. Smith
Chief Financial Officer
Latitude Solutions Inc.
2595 NW Boca Raton Blvd.,
Suite 100
Boca Raton, FL 33431

> **Re: Latitude Solutions Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-54194**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Disclosure Controls and Procedures, page 30
Management's Report of Internal Control over Financial Reporting, page 30

1. Please revise to separately state your conclusions as to whether your disclosure controls and procedures and internal control over financial reporting were effective as of the year ended December 31, 2011. Additionally, please comply with the first part of this comment for each period covered by each of your Forms 10-Q.   Refer to Items 307 and 308 of Regulation S-K.

General

2. We note that you have not filed your Form 10-Q for the quarter ended June 30, 2012. If you are unable to file the Form 10-Q, you should file Form 8-K to discuss your timetable for filing the report and the current state of the company's operations and financial condition.

    Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director